

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

June 4, 2010

Mr. Jeffrey D. Capello
Executive Vice President and Chief Financial Officer
Boston Scientific Corporation
One Boston Scientific Place
Natick, MA 01760-1537

  Re: Boston Scientific Corporation
    Form 10-K for the fiscal year ended December 31, 2009
    Filed February 26, 2010
    Form 10-Q for the quarterly period ended March 31, 2010
    File No. 001-11083

Dear Mr. Capello:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

       Sincerely,

       Brian Cascio
       Accounting Branch Chief